Filed Pursuant To Rule 433

Registration No. 333-275079

April 24, 2024

VIRGINIA EDU: Bitcoin ETFs and Web3 in Traditional Finance

ASSOCIATE PROFESSOR OF FINANCE, UVA DARDEN, IAN APPEL: Thank you all, uh, online and in person. Um, we're, we're here today to have a chat about two topics that are near and dear to my heart, uh, Bitcoin and ETFs. Um, and so we have, uh, we're really lucky to have, uh, two guests with us, Krista and Nick. Um, to kick things off before we sort of get into the meat of the discussion, um, Krista, could you go ahead and, and tell us just a little bit about your background, uh, and how you got to grayscale?

DIRECTOR OF ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Yeah, sure. So thanks for having us. Um, I'm Krista Lynch. I'm a VP at Grayscale and I lead ETF capital markets. So that essentially means that I work with ETF institutional trading counterparts, like authorized participants, market makers and liquidity providers who are basically professional traders of Bitcoin. Um, I got to this space because I always worked in ETFs. I was very passionate about ETFs and I had a peripheral interest in crypto. I took a class online to learn more about the economics of blockchain and crypto, and I started thinking about how it could fit into ETF and I got a tap from Grayscale to come join the team. And it was kind of the perfect mix of exactly what I was just curious about on the side, which was putting crypto into ETFs. And I've been at Grayscale for two years now.

APPEL: Fantastic. Uh, Nick, you wanna fill us in a little?

DIRECTOR OF STRATEGY, FIDELITY DIGITAL ASSETS, NICK TALBOTT: Yeah, absolutely. I'll echo Krista and say thanks for having us here today. Um, so how I got into crypto started back when I was working at Wells Fargo on the fixed income sales and trading group. I was working within product strategy and one of the things that we were looking as part of the innovation to our product strategy was distributed ledger technology. So that's where it kind of started for me. Now I'm at Fidelity. I work within our strategy team here and essentially identify new products, new markets that we want to enter, how do we attach new products to our current suite of products, um, in order to really target our retail and institutional clients. And so yeah, a lot of strategy and incubation work and excited to be here today to talk through one of those, which is the Bitcoin ETF.

APPEL: Fantastic. Um, so Nick mentioned the Bitcoin ETF. We really wanna zero in on that. Um, first I think it'd be really helpful, and if Krista, if you could sort of help us out here, grayscale has played such an important role in terms of getting, uh, a Bitcoin ETF to market. Could you sort of, to make us get us all on the same page, could you tell us a little bit about the sort of products that Grayscale was offering before and this process of getting to an ETF?

LYNCH: Yeah, so it truly was a journey and it culminated in January when we saw a cohort of spot Bitcoin ETFs come to market. But what a lot of people don't necessarily realize is this has been 10 years in the making. So Grayscale launched a product that was a Bitcoin trust 10 years ago in the form of a private placement. And Grayscale has a whole suite of products, stuff like this that mature, they season into OTC Tradable securities, and the goal is for them to eventually uplift into ETFs. There was a lot of back and forth with grayscale and other prospective spot Bitcoin ETF issuers in the past decade. But one of the turning points of this whole process was in 2021, the SEC approved future based Bitcoin ETFs and Grayscale felt that that was major turning point because if the SEC was comfortable with futures that tracked the same underlier, which apparently means that you're in some way comfortable with the price of the vehicle, um, then spot Bitcoin ETFs should also be acceptable. And so Grayscale went ahead and sued the SEC, which was a rather bold move, um, but it really enabled the entire cohort of spot Bitcoin ETFs to come to market in January.

APPEL: Fantastic. And so there Grayscale in particular was a little bit different than than the other ETFs out there with this conversion that went on, correct?

LYNCH: Yes, that's right.

APPEL: Um, and so initially Grayscale had a, a closed end fund, which was converted to an ETF. Um, Nick, could you tell us, give us a bit of an overview of Fidelity in terms of kind of the, the tradfi institutions has been ahead of the curve when it comes to crypto. Could you give us a a bit of an overview of, uh, both other things Fidelity has done in crypto as well as, uh, getting to this ETF?

TALBOTT: Yeah, so Fidelity really began researching Bitcoin and developing blockchain solutions back in 2014, and that's because we saw demand from our clients. So at that point, that's when Fidelity ultimately decided that we wanted to develop a dedicated business, which is known today as Fidelity Digital assets for this. So today we service, you know, hundreds of institutions globally as well as partner with Fidelity Investments, which probably more of the individual investors are familiar with which services retail clients as well as investment managers, so your registered investment advisors and things like that. Um, and so through these years of research and development, we can provide kind of like this deep expertise necessary to educate our clients as well as, you know, the development needed in order to remove any obstacles associated with investing in digital assets. So that's why we've built out a lot of capabilities in house. And so the products that we offer today range anywhere from institutional offerings where we partner with market makers as well as institutions to invest, buy, sell, and hold Bitcoin as well as Ethereum. Um, and then from a individual perspective, we also offer the capability to buy, sell, and hold Bitcoin and Ethereum within our Fidelity mobile app. And then also with the launch of the fidelity Bitcoin, ETF, that's another way that investors can approach Bitcoin in a more traditional finance way.

APPEL: Fantastic. Um, so just for the, the audience, I, at some point I think we'll just open up, up to questions, uh, see where the, the discussion takes us. Um, and I'll do that in just one second, but before we go there, I wanna ask Krista and Nick sort of how do you assess the, this rollout of ETF so far? Um, has it been successful? Are there things that maybe happened that you didn't expect? Um, Krista, could you start out?

LYNCH: Yeah, I think it's been a success by, um, pretty much all measures in the sense that the cohort of ETFs has gathered more assets in a faster period of time than like any historical precedent. And to give some numbers around that, we already have over $12 billion of assets gathered. Um, inflows over the past three months since these these funds launched. So, um, that is just really remarkable for the space, and I think it's given credibility to both the digital assets space in addition to ETFs being able to serve as a Robert and access vehicle for these products. Um, so it's been a really exciting time for, for those of us who have been on the journey for, you know, anywhere from two years in my seat to 10 years for people that started off at grayscale a long time ago. And everyone else that's involved too.

APPEL: Nick, is there anything you'd like add?

TALBOTT: Yeah, I just wanna echo, I think since these we're seeing a lot of records being broken with the Bitcoin ETFs, uh, so since they're launching January 10th, just to put some additional numbers behind it, like there's 58 billion in total assets under management across all of the issued Bitcoin ETFs. And these new ETFs have added on average a like a net of $125 million worth of Bitcoin each day over the past four weeks. And so this puts, you know, the ibit, which is black BlackRock's, Bitcoin ETF, as well as Fidelity Bitcoin, ETF, in the top 10 for the most investment flows flowing into Bitcoin ETFs of all time. And so I think that that's pretty cool by all records and intents and purposes. So we're seeing a lot of adoption. I think it's important to call out that a lot of the large number of US wealth managers as well as registered investment advisors are yet to come in because these networks are bound by fiduciary responsibility to go through a period of due diligence. And so this period would normally take around 90 trading days to pass from the launch of a Bitcoin ETF. Um, however we might see that become expedited as we've already seen some, you know, family offices and investment advisors already go ahead and allocate some money to Bitcoin ETFs. So that is another thing to keep in mind from where we are at today, the amount of inflows that we've seen, and there's still a large percentage of the population that hasn't actually entered the market yet.

APPEL: Hey, let me follow up and ask you where you said 125 million a day. Do you have a sense for where this money's coming from? Is this, is this retail investors, is this institutions and why did they need an ETF, do you think, in order to sort of take this leap?

TALBOTT: Yeah, so I'll answer more as to why I think they needed an ETF, um, the individual investors, it's, it's a mixed bag. You know, we've seen a lot of retail investors as well as institutional investors at this point. But the reason why I think is because it brings a, a sense of legitimacy to something that has now gained regulatory approval. I think before you had to go through different types of, you know, distribution channels in order to invest in Bitcoin that maybe people were less familiar with or less confident in. But now that you have a large amount of, you know, trusted investment management companies bringing transparency as well as distribution to a new asset class that now has somewhat of a stamp of regulatory approval to it, I think that that has garnered a lot of confidence in the ability to invest in Bitcoin. That also has created a lot more interest for people to dive into and like no longer what I would consider an emerging asset class, but an asset class specific to Bitcoin that people are going to become more interested in. And there's a lot more educational resources and tools in order for you to enter into these markets.

APPEL: And Krista, along the same lines, grayscale offered a product before, they had a closed end fund. It's been converted to an ETF. Does that attract like a different type of customer?

LYNCH: Yeah, one thing that's really surprised me in the seat, uh, over the past two or three months is we've seen some crypto native firms that are actually getting involved in the ETF because they wanna diversify how they hold crypto. And that was something that I definitely didn't expect to see. Typically, you expect someone who's intimidated by having to open a wallet, uh, or do these things that don't seem very normal based on their own experience trading stocks. Uh, that's who I expected to be getting into spot Bitcoin ETFs. And we do certainly see that, but I was surprised to see that more crypto savvy individuals are also using it as a way to diversify how they hold Bitcoin. Um, looking at some of the holders of GBTC and how that's changed over time, we did definitely have investors in GBTC that were invested for a variety of reasons, some of which were conviction about Bitcoin as an asset and some were more wrapper specific. It did originally trade as a closed end fund and when it became an ETF, um, that was so that it treated in a more efficient manner, but we did see some investors who were maybe more focused on the structure of the fund itself. So we've seen some changes related to that as well.

APPEL: Fantastic. Um, should I, does anyone have any questions? I think it would be fine to sort of chime in if anyone wants to raise their hand either in person or online. I

TALBOTT: Just had a quick follow up, if I can, Krista, to your point, you said you noticed kind of crypto native firms diversifying away from how they wanna hold crypto. Is that just because of kind of cybersecurity risk of their, like losing their private keys or I guess what's, what's the rationale behind, behind doing that?

LYNCH: Yeah, one of the things that I've heard is that the ETF issuers generally have access to institutional grade custody solutions. And so there's more security that comes with that. So if they might be worried about concentration risk of where they hold their Bitcoin, and this allows them to have just different ways of accessing it. Uh, very similar to how in traditional finance, you might see the ETF issuer wanting to have different custodians to diversify where their assets are held. I think that in a very similar way for how some crypto needed firms are thinking about how they want to hold their Bitcoin. Another thing that's interesting is the Bitcoin ETFs can be placed in tax advantaged accounts and I think in the future they'll also be marginable and you can use them for leverage and things like that. So for crypto native firms that don't want to, uh, necessarily tie their Bitcoin up but want to be able to lever themselves, it might be another way that they can do that.

TALBOTT: Thanks.

LYNCH: Mm-Hmm. <affirmative>,

APPEL: Anyone else online in person want to chime in with a question? If not, I can keep going all day. I can please.

UNKNOWN: Yeah, just to piggyback off, uh, uh, Rodney's questions. So Krista, you mentioned that currently ETFs are non marginable securities and that might change, uh, I read a recent piece about grayscale's, uh, CEO asking for options on the ETFs to become well, allowed. Just wondering how, what, what roadblocks you might see to that approval and uh,

LYNCH: Yeah. So this is a really interesting one that I myself actually learned about recently along with the whole ETF team at Grayscale. But, um, there is some confusion or I would say gray area about who governs such a product because the SEC governs securities and the CFTC governs futures. And so if you have a future on an ETF, which is security, which is on a commodity, which is Bitcoin, there is a gray area about who exactly approves that. And that's why a lot of these filings are currently delayed. Um, grayscale filed for a covered call product on GBTC, and that's why it's taking us so long. And I believe there are competitors out there who are getting creative with how they might structure it, um, because of this roadblock that we all face.

APPEL: I'm gonna follow up real quickly, and this is something I'm not very familiar with. Um, are there options on any of the ETFs right now and what does that process actually look like in terms of what's the typical lag between the approval of an ETF and actual options, uh, on that ETF?

LYNCH: Yeah, so the same applies here for options on a Bitcoin ETF as opposed to on another type of ETF, we thought that it would be a much faster process. Um, you would typically go to the exchange and say, I want to create this product, um, and then be off to the races. But in this case, we have reached this roadblock where it's unclear who is even the appropriate party to be approving it.

APPEL: And so typically is it like, it's a pretty fast process in terms of uh, actually getting those options?

LYNCH: I think it would be, would be pretty fast. Um, my exposure with it is with the Bitcoin ETFs, but I know that all of us were quite surprised that we don't already have this in market.

APPEL: Yeah. Just a question in the chat. All right. Uh, let's see. The question in the chat is, I know that when the price of an ETF is significantly different from the price of the underlying asset, there's an arbitrage opportunity that helps to close the gap. How does the Bitcoin ETF handle the price difference when the underlying Bitcoin price changes quickly? Fantastic question. Um, I'll, Krista or Nick, whoever would like to, uh, take this.

LYNCH: I'm happy to talk about GBTC's former discount if you want or Nick, feel free to hop in.

APPEL: <laugh>.

TALBOTT: Yeah, go for it. I know that that was a, a big trade for a long time was Oh yeah. Trading lower than NAV.

LYNCH: Yeah. So GBTC prior to uplisting, this was one of the big rights that a lot of investors had, and we ourselves were passionate about, uh, converting it into ETF because of this. But that's exactly right. Uh, when the underlying NAV does not appropriately track the commodity or whatever it's invested in, then the ETF is said to trade at premium or discount. And that's exactly what happened with GBTC. Uh, there were more shares available on the market than there was demand for share time that it was, um, converted into an ETF at which time it could be both created and redeemed to meet the floating demand in market. And so even though Bitcoin is a volatile asset class and you see the price change very quickly, ETF market makers can basically calibrate their behavior equally fast. So you'll see 'em come in to create or redeem shares as needed so that the number of shares outstanding basically always matches demand and NAV can track the share price.

APPEL: Krista, how does the redemption mechanism for a Bitcoin ETF Is it, how is it different from say, like SPY or, or an ETF tracks a basket of equities?

LYNCH: Yeah, so there's, I'd say two answers to that. One is under the most basic vanilla construct, it would be shareholder provides shares to the ETF issuer and an authorized participant facilitates it. They're basically like the licensed counterpart that we can work with and they would receive baskets. So in this case it was Bitcoin, now the SEC in approving the spot Bitcoin ETFs said we're not comfortable with authorized participants who are broker dealers handling Bitcoin. And we're going to make you do this all in cash, which was a big curve ball for ETF issuers who traditionally prefer to operate in kind. Um, so what that means is the ETF issuer will actually sell Bitcoin to raise cash and that will be done through what grayscale calls a liquidity provider. And then we will be able to provide cash to our authorized participants providing us with shares.

APPEL: Interesting. And so, and so all of these transactions are on Coinbase, is that correct?

LYNCH: Yes, Coinbase is our custodian. So any bitcoin movements would occur there for grayscale and many others also use Coinbase, but it's not a requirement, um, that the ETF must use Coinbase.

APPEL: And so like, maybe this is digging into the details a little bit. I'm curious about how this works though since the Bitcoin blockchain is a public ledger, is this something that like people can actually do? Can we track Bitcoin being sent from a grayscale wallet to Coinbase?

LYNCH: Yes, and it's actually something that the Twitter sphere loves to comment on and I spend a lot of my time debunking. Um, you can actually see what inflows or outflows are in advance of what's going on on Coinbase because ETF flows are published nightly. Uh, a lot of people do love to watch our wallets and say, graysale sold an X number of tokens today, to which I say, we actually did that yesterday. Um, because they're kind of like looking at our settlements as opposed to looking at what's going on on the date. Um, so you can observe the blockchain and see movements into and out of the Coinbase accounts, but if you wanna be as accurate as uh, current as possible, you can just look at the ETF flows that are public tonight.

APPEL: Interesting. Any other questions? Alright, so let's, let's talk about, we've talked about sort of how we got here in a sense where we have this new product, uh, of an ETF. I'm curious about what your thoughts are, maybe we'll start with Nick here in terms of like what do you think are going to affect flows here going forward, do you think, is this sort of like we've had massive inflows as you both mentioned? Is this something that you think is going to sort of wane over time? How do you see sort of Bitcoin ETFs evolving?

TALBOTT: Yeah, so happy to take this on. Um, this is again my personal perspective, so wanna wanna put that caveat out there. So I, I do think that we've seen a massive amount of inflows and then I think, you know, as I mentioned earlier, we still have a large percentage of the market that hasn't been able to access Bitcoin or Bitcoin ETFs through the registered investment advisors, wealth managers, things like that. So I think that we'll still see, continue to see demand. I think that there's a couple of items that are gonna impact this, whether it's the regulatory environment, the investors and demand market infrastructure as well as custody solutions, you know, Bitcoin's volatility between now and then, and as well as additional regulatory clarity and technological developments. I think each of these things are gonna play a role in how Bitcoin is perceived, um, to those that haven't already entered the market. So I think that that's gonna create some type of demand. We've also got the halving that just happened, and so that is creating some cell pressure because Bitcoin miners are actually looking to immediately sell their Bitcoin as they earn it right now. Um, so there's a lot of different things that are in, at play here. It's hard to go through all the different market dynamics, but I do think that we'll still continue to see adoption. Um, so yeah, I I I, I think all in all it's a pretty positive trajectory from here as well.

LYNCH: I would echo that. And I think that the fact that, as Nick alluded to earlier, the platforms haven't yet necessarily onboarded all of these, even if an advisor starts to put like half a percent of their client's money into Bitcoin, which many of them are saying I can't miss the boat. Um, that's a tiny percentage, but it will mean a huge flow to all Bitcoin investment vehicles.

APPEL: Do, do you see that the typical Bitcoin ETF holder as being different in some respects than the spot holder? And then I know a number of people speculate, like how does, how does the ETF change the dynamics of Bitcoin? We're used to seeing, you know, massive, you know, like 400% gains followed by, you know, massive 80% crashes. Do you think the ETF has a role to play in ultimately dampening some of the volatility in Bitcoin? Or is that more of a a, a sort of pipe dream at this point?

LYNCH: I think we hope to see it help mature the space because there's gonna be a much wider range of investors. The ETF is very approachable and many investors who maybe were just scared of Bitcoin or just didn't know how to access it are very comfortable with ETFs. And so you'll see them dipping their toes into the digital assets space with the ETF, um, and as to get more investors who are long hold and we're just a wider range of, uh, mindsets. I think that it's going to become a more stable asset class. But then again, Bitcoin's way down today, so who knows? Um, I think that we're all gonna kind of be along for the ride together for the next year or so.

TALBOTT: I completely agree. And in addition to that too, I think one of the differences between holding spot Bitcoin and Bitcoin as an ETF is the ability to hold it in your tax advantaged accounts. So you can hold it in an IRA, that's gonna be a huge thing. Some companies offer it as part of their 401k, so you can also invest into Bitcoin, ETF there. I think another thing too is if you think about like 401Ks and a lot of these tax advantage accounts, they have what's called like a target date fund, which a lot of people just invest money into, and then it's automatically allocated, let's say 60% equities, 40% bonds, and then as you age, it kind of changes those dynamics. So one of the things that like we could start to see in the future as well is there could be a percentage that's allocated towards Bitcoin or digital assets or alternative investments, depending on how risky you want to go down that curve.

And that's something that's going to unlock a lot of additional capital into Bitcoin ETFs as well as potentially, you know, other alternative investments as well. So I think that as a whole, what this could do is dampen some of the volatility. However, I think that's always impossible to tell. It's such a global investment that it has a lot of different sentiment across the world, whereas let's say some other assets are maybe more traditionally here in the US they could still be very volatile as well. Um, so I I hope that it dampens in it in the long term, but it's Bitcoin, so you never know.

APPEL: Well Nick, you are in a position where I'm sure there's people you can talk to about putting Bitcoin into certain target funds

TALBOTT: <laugh>.

APPEL: Um, Scott, please.

UNKNOWN: Yeah, thank you. Uh, can, can you hear me all right? Yep. Yeah, perfect. Awesome. Um, well it kind of follows on Ian's question. I have no idea why that good lord was awesome.

APPEL: I think it,

TALBOTT: I think it was double thumbs up.

UNKNOWN: Sweet. Okay. Um, the, the question had to do specifically about how you think the bringing Bitcoin and crypto in general into these kind of larger investment vehicles might affect what Bitcoin actually becomes in the future, right? There's the question about, you know, store of value versus medium of exchange, and I, I still have a very good friend who's a big player in your space in particular, who still has a very, uh, firm dream on Bitcoin as a, a real kind of game changing medium of exchange, but obviously as it comes and is brought into fidelity accounts that are held until 2050 or something like that, you know, that has the potential to change the game. Um, so I was curious how you guys are looking at that and, and not just what Bitcoin is seen as a commodity, but what it might be in terms of its other potential functions.

LYNCH: Yeah, I think if there are so many different use cases for Bitcoin and digital assets, and a lot of people don't appreciate all of them. Like in the US we have stable currency, but thinking about some other countries where there's not a stable currency, it can be really, really game changing. We're fortunate enough that in the US it's kind of more of this expression of value. Um, but I think that a lot of people are gravitating towards Bitcoin right now as to the blanket way to express an interest in blockchain, Bitcoin Web3, like the entire gambit. They think that this is just kind of like the way that they can say this whole thing is here today. I don't necessarily know what component, but I wanna be invested in it. Um, and that's kind of what we are seeing is a surprising number of people who still are really, really, really early on in their crypto journeys, and this is like the first way that they can action it.

TALBOTT: Yeah, I completely agree. And I think it's, it's one of those things, Bitcoin has so many different narratives, it can speak whichever one speaks to you the most, could be the one that you ultimately go with. I was talking with Nico about this, but there's this really cool article about how Bitcoin is a category category creator similar to the platypus. So highly recommend that people go and read that. Um, it's, it's a really cool read and it's a interesting, like parallel to what Bitcoin is. Um, but ultimately I think that, you know, we're kind of seeing these philosophical changes happen with Bitcoin and the ecosystem already today. I, I think, you know, we're seeing Defi launch on Bitcoin now. We're seeing a lot of other like BRC 20 tokens. We just saw the launch of ruins after the halving. So I think there's a lot of things that are philosophically changing to Bitcoin already, but I think again, it depends on which niche that you ultimately are really trying to go for as far as a narrative.

And I still think that the largest, I think the reason why Bitcoin is the largest market cap of all digital assets today is because people really like this idea of self sovereignty. So I think that that's really is like what is continuing to drive the advancement in Bitcoin. I don't know if that'll be the narrative forever, but I do think that that's one it's really speaking to which is why the market cap is so valuable. I mean, it's very similar. I, I mean this is gonna be drawing a narrative, but it's very similar to gold in that sense. It's like it's got its own asset, it's not run by a government. However, this one is truly self-sovereign and all on chain. So it, it just kind of depends how it's going to evolve over the long term.

APPEL: Nick, if I could follow up on that. So I mean, it seems like there's somewhat of a, of a contradiction almost between this idea of self sovereignty and having fidelity hold my bitcoin in an ETF. How do I reconcile those things? Or is it just kind of going back to what you said before, it's like, well, Bitcoin can be whatever I want it to be.

TALBOTT: Yeah, I, I think it goes back to that point, like Bitcoin can be whatever you want it to be. If you want it to be something that's self-sovereign, we've got abilities to access that. You can, you can own spot Bitcoin through our Fidelity mobile app. You can also, you know, if you want to take advantage of some of the traditional financial infrastructure and own it as part of the ETF, we also offer that capability. So our goal is just to meet investors where they are at and you know, if you are a self sovereign, then we have the capabilities for that. But if you're a tradfi individual, we also have the capabilities for that too.

LYNCH: Yeah, I see the evolution of Bitcoin and traditional finance, I, I guess I should say crypto natives and traditional finance becoming more one and the same. When I started at Grayscale, there was much more of a like barbell end of the spectrum. And the ETF has really brought together, um, where you stand on that, whether you were more crypto native and now you're experiencing the ETF and maybe that's your gateway to traditional finance. Maybe you had crypto and you didn't have stocks and bonds and now you're gonna think about investing in that. And vice versa, people that were afraid to get into crypto or didn't know how are now using the investment vehicle that they have familiarity with to get involved in crypto. So the continuation is becoming more of a continuation as opposed to staunchly opposed camps.

APPEL: So do, do either of you have a sense for sort of the, the, the crowd that's attracted to the ETF that's becoming involved now? Is there a particular narrative they latch onto? Is it more of the digital gold idea? Is it like Scott said that, oh this is, you know, a potential medium of exchange. Do you have a, do you have a sense for like what resonates with people? Like why are people going out and buying it now?

LYNCH: Do you wanna start?

TALBOTT: You wanna take this one?

LYNCH: Go ahead.

TALBOTT: You can go. Uh, you can go ahead.

LYNCH: Sure. I was gonna say, I was recently at a conference and uh, I got a ton of questions from people that had no experience with Bitcoin, but basically like I have to pay attention now. So I think there's a huge cohort of people that are investing that are just curious and they maybe fear that they don't know anything about this asset class, but it's really taking off and they don't wanna be left behind. Um, that seems to be a big thing that I'm hearing a lot of, but there is a whole range out there. There are the crypto natives who are using the ETFs. Um, there's people that are using this as their entry point into learning about more advanced crypto applications like staking and other tokens. Um, so I think that there's a really wide range out there.

TALBOTT: Yeah, I completely agree. I would say one of the things I'm also seeing too is with crypto natives, they really like the tax advantaged capabilities of a Bitcoin ETF. Um, and then other people who haven't necessarily been involved in Bitcoin for the long term, I think because of the regulatory stamp of approval that comes with a Bitcoin ETF, their FOMO that has been going on for probably the past 10 or 11 years has now come to something where like they feel like they can take action. And so they're like, we've got this regulatory stamp of approval, we've been sitting the sidelines for so long until we've actually got this regulatory stamp of approval because we have a fiduciary responsibility to do so that they're now saying now we can finally invest in it and this is the time that we ultimately wanna move forward.

APPEL: We, uh, pause for a second. Any questions from the live audience or online? Alright, well, yeah, uh, yeah.

UNKNOWN: So Nick, I like that analogy, the metaphor of the platypus that at first the platypus wasn't really clearly able to be defined into a preexisting kind of species class. And then kind of new, uh, class I created for, you know, with Bitcoin we've seen it traded as a risk asset, a safe haven asset. It's kind of finding its its way. Um, just curious, you know, now with the halving happening a couple of days ago, uh, new daily supplies have from 900 to four 50, uh, just out that the net inflows yesterday exceeded the new supply introduced for the one of the first times. Um, what implications do you think that could have long term for price? Uh, especially as we see, uh, high inflation, you know, be persistent, um, something that's deflationary, you know, these trends kind of continue along with the next halving happening in four years. What it's kind of a, how do you see investors seeing bitcoin?

TALBOTT: Yeah, so I think one of the things that we're seeing right now is a supply shock. So for all of you who have taken economics classes, you have a supply shock. It's going to decrease the amount of supply that's available to the market, which will drive up an increase in prices. We also have seen because of the bitcoin, ETF, you know, you talked about the inflows a huge shift in demand. So again, the supply shock as well as the demand shock going on at the same time, it's gonna lead theoretically according to economics, to an increase in prices associated with Bitcoin. But I think that's kind of what we expect to see. Um, however, will we see that, you know, it's remains to be seen but I think based off of like that simple analysis, we do expect to see increases in prices. I know that's what Bitcoin miners are expecting to see as well, which is why, you know, they're continuing to stay in the industry and they're continuing to invest in new asics and new mining machines and all these different types of rigs and cooling equipment in order to make their more efficient. Um, so yeah, I think, you know, we could expect to see price increase. However, as with everything it's bitcoin so you can't really say <laugh>.

APPEL: Krista, anything you'd like to add to that?

LYNCH: Yeah, I was just gonna say that it was a unique time to have the halving because the Bitcoin ETFs just coming to market just two or three months prior, there was so much chatter about various things going on in the digital asset space. I think it also attracted a lot more curiosity because first you're hearing about Bitcoin ETFs being approved and then a couple months later you're hearing about this thing called the halving. So even if you don't necessarily know much about crypto, there is articles, there is media press and I think a lot of people have used that to just get more knowledgeable and understand what's going on. Um, and it is supply and demand. So the ETFs, they actually buy Bitcoin, they hold Bitcoin. So the more people that buy in via the ETF, the more Bitcoin the ETFs are gonna buy. And you just go back to those supply and demand dynamics.

APPEL: I suppose I should note for, for people that are not familiar with this term, this idea of the halving is you have Bitcoin miners who play a role in securing the network, um, and they're rewarded with freshly minted bitcoin. Those rewards drop every few years. And so recently just the other day the rewards dropped from, what was it, 6.5, 6.5 to 3.2, 6.5 to 3.25. And so that's the number of bitcoin that are rewarded miners, um, every 10 minutes or so. Um, and so historically some people argue this has been associated with increases in price, whether that's robust and you see it for other proof of work blockchains is a matter of debate. Um, all right, so we have sort of these bitcoin ETFs now – a lot of people have been talking recently about, okay, well there's a Bitcoin ETF, why not other cryptos, why can't we have an ETH ETF? Why can't we have a Solana ETF? Are we gonna have ETFs on everything going forward? All of these crypto assets, Nick?

TALBOTT: <laugh>, Um, you know, I think it remains to be seen. I think Eric Balchunas, if you all are familiar with him, but he's an analyst for Bloomberg. He's basically like the ETF master. I think he said that there's about a 25% chance that the SEC approves a spot Ethereum ETF in May of this year. So that, I think that's the next decision date. There's just a lack of engagement on the topic and there's not really a lot of positive signs and that's kind of different from what we saw leading up to the Bitcoin approval. Um, you know, the SEC is also investigating the Ethereum Foundation, so that probably could play a role into it as well. But I think the crux of the issue is just Ethereum hasn't been classified yet, and how it's going to be classified is gonna play a major role in whether it's gonna be regulated by the SEC or the CFTC.

Um, so I think that that's one of the main things that we really need to get ironed out and I think that's gonna be the case for all of these digital assets. There's been a lot of, you know, questions as to whether or not like Polygon and some of these other ones that have actually been deemed a security are actually going through courts right now and going through battles in order to ensure, like, they are a security. So you're familiar, familiar with the Howie test, they're kind of going through this. Um, I know that a lot of exchanges also go through their own version of a security testing. Coinbase does that, Kraken does that before listing any of their assets. And so I think it's, you know, one of these things that we talked about, it's kind of this gray area, but I think we're not gonna ultimately get any of these figured out until we have clear classifications as to each what, what each of these assets are before we can ultimately list them as, you know, an ETF.

LYNCH: Yeah, I think there's a lot of eyes on May and Ethereum because there are filings out there that SEC will have to opine on. They basically have to say why they're going to deny if they're going to deny, which Eric Balchunas, the basically talking head of ETFs is indicating that they will. Um, but everyone's very interested to see what that rationale is because there is a pretty robust, uh, futures market for Ethereum. There are Ethereum futures based ETFs and so the fact pattern is very similar for Bitcoin and Ethereum. Um, as you go further down the coin spectrum, there aren't, uh, futures on a regulated futures market for many of those tokens. Um, but I think that Ethereum will be a major turning point for us to understand any additional, um, you know, arguments that the SEC has against it.

APPEL: Chris, let me ask you a question. Like given your experience with ETFs. So is the issue with Ethereum, you could have a security in an ETF, right? We have stocks that are in ETFs and stocks that are securities. Is the issue with Ethereum specifically of like whether it's an unregistered security, and you can't have an unregistered security in an ETF?

LYNCH: So the SBEC basically dictates whether an ETF can be launched or not. Um, they have oversight into securities and the grantor trust structure that most issuers prefer to use is a commodity, um, structure. And so it, it is deemed that, that you're trying to put a security into this product. Um, that's where we're kind of at odds. So we would need the SEC to be comfortable that we are putting in their security wrapper a commodity in order for the fact pattern to exist. Um, some people think that the staking aspect of Ethereum makes it look more securities like and that's another uh, kind of difference between Bitcoin and Ethereum that may come into play with some of these arguments.

APPEL: So that's a great point. Um, and just to catch up, anyone that's not familiar. So we talked about Bitcoin miners before, um, in Ethereum it uses a different consensus mechanism known as proof of stake. Now related to that idea, so this idea of, well the way uh, transactions are verified on Ethereum is by staking tokens, how would ETFs handle staking? Could an ETF handle, uh, stake some tokens, um, or would they just need to sort of hold them in a wallet like they do with bitcoin?

LYNCH: Nick, do you wanna start off? I'm happy to,

TALBOTT: Yeah, I'm happy to chime in here. So, uh, Fidelity actually recently made an amendment to our ETH ETF and one of the things that we were looking to do is add the capability for staking and as a result a percentage of our Ethereum that is part of the ETF would be leveraged in order to validate the network. And then obviously there's a withdrawal queue. I don't know how familiar people are with what proof of staking inquires, but there's a withdrawal queue which requires about 14 days to withdraw any assets that are, you know, used to validate the network. So that's why we couldn't put a hundred percent of the assets within an Ethereum ETF into staking, but we could put a certain amount orf proportion of those assets into staking and that's something that, you know, we're interested in doing. Um, and so yeah, the Ethereum ETF definitely brings up a different type of overall consensus mechanism, which then provides yield and rewards to holders of the Ethereum ETF, which I think is a huge value add and it's a bit of a difference between the Bitcoin ETF is the ability to capture yield and I think that that's something that a lot of traditional investors are very familiar with. And so I think that it's gonna be a huge value add to the ETH ETF whenever it becomes approved.

LYNCH: I may be saying something Nick already said 'cause my call dropped for a second, but, um, one thing that's been really interesting to me in investigating how this can work is the analogs to traditional finance products. So this is actually how loan ETFs work where you only can have a, a portion of your, uh, loans that are gonna be deliverable at a certain time or I should say, loans take a very long time to settle similar to how the um, staking process works. And so in some cases you'll see loan ETF issuers who install credit facilities into their funds to basically bridge the gap in time. Um, but all, all that just is a long way of saying I think it's been really interesting to find ways, um, or just be presented with all the ways in which crypto ETFs and crypto applications are very similar to products that we already have in the marketin market.

APPEL: So speaking of products we already have so much like how Grayscale had a Bitcoin trust, it also has an Ethereum trust. Um, and so with the Ethereum trust, are those tokens staked or are they just sort of held and not generating yield?

LYNCH: Right now? It's not staked. We did apply to uplift that just like we did for GBTC. So the goal is for that to also become a ETF, um, in which case we would love to have the ability to stake just given uh, what the regulatory shakeout is. Um, but we're certainly thinking about how we could build that and how it could fit into the framework.

APPEL: So given that we have so much sort of, people have been mentioning regulation a lot, I'm curious what your guys' thoughts are both Nick and Chris or anyone else that wants to chime in about where regulation should go from here. Is this something where people like to criticize Gary Gensler and the SEC, do you think that this is sort of primarily in the purview of the SEC and clarity needs to come from them? Do you think ultimately Congress needs to step in and offer some sort of update to securities laws? What sort of your in some sense dream regulatory scenario?

LYNCH: I think having an overarching framework would be really helpful. Um, Grayscale loves to say that we actually were suing our regulator to give us more guidance or like explain why we couldn't do something, which is usually the opposite of why most people would go after their regulator. Um, and so I think that having guiderails that are um, actionable and fair would help everyone in the industry just know what are the rules that we can play by. Um, the current regulatory landscape is not favorable to crypto and with upcoming elections that may change, we have seen some traction in other countries. Um, in Asia there was recently some, um, movement on allowing crypto ETFs and similarly in London. So there does seem to be momentum for this to be more embraced and I think, um, no one really wants to be left behind. So hopefully that is a driver in wherever we land in the late in the uh, next regime.

TALBOTT: Yeah, I completely agree. I don't necessarily have a dream scenario just as long as we see some progress. So I actually live here in Washington DC and there's a number of, you know, committees and public policy, uh, conferences that are associated with it. I know Coinbase has a really good one where, um, they actually had a conference here a couple of weeks ago, maybe a month ago. And it's all to help provide more education to policymakers and things of that nature in order to help push this issue forward. As Krista mentioned, there is a bit of a regulatory arbitrage going on right now with some countries advancing crypto regulation at a much faster rate. Like we've seen in Europe with Mika, there's a lot of ones in Singapore as well as in different parts of Asia as well. And you've seen a number of companies like A16Z literally say that we are, you know, launching additional operations in London as a result. Coinbase also has a go abroad go deep strategy for international expansion as well. So I just think that from that perspective, as long as we see progress, I think that that's the ultimate goal here. I know there's been some new bills being announced for stablecoin, there's also been some new bills being announced for other things. Um, but yeah, I I think as long as we continue to see progress, that's the ultimate goal here.

APPEL: How do you think, sort of bring this back to institutional investors, how do you think they're thinking about regulation now in the sense of, you know, how much of a barrier is this towards their investment strategies where they just say, hey, we can't buy ETH, we don't really know the regulatory framework, we don't know, you know, what we're exactly holding here and how regulators will think about it. Do you see that as being sort of a, a, a big barrier right now?

LYNCH: There's a big spectrum out there. A lot of banks, for example, have very punitive capital charges if they hold crypto directly and in some cases they take that as far as that is the underlying of the investment. But overall the ETF has really expanded the opportunity set. So for a lot of investors who are not allowed to invest in Bitcoin directly, they can invest in ETFs and even though that ETF is invested in Bitcoin, it makes a major difference from their risk perspective. Their risk committees are okay with ETFs 'cause they understand it and know it, um, but they will not allow them to invest in spot crypto. So I think it makes a major difference in terms of access.

TALBOTT: Yeah, I completely agree and it also brings more familiarity and education. So I think with Bitcoin kind of being the first to market for a lot of these investors, I think they're gonna be more prepared as new additional digital asset ETFs come to market and they'll be able to make those decisions much faster as to how they ultimately implement it into their portfolios.

APPEL: Yeah, just as we're thinking kind of about the evolution of the regulatory landscape, I know, um, crypto Twitter is kind of blowing up about the SEC coming after Uniswap and to people who aren't familiar, Uniswap is basically what we call in crypto land a decentralized exchange. So there's no centralized party that's managing settlement, it's managed by algorithms essentially. Um, but I'm curious what, what you guys are hearing in terms of like what people think from a regulatory landscape this means for the industry with Uniswap being such a big player and Defi.

LYNCH: Yeah, Nick, do you wanna pick up or I can.

TALBOTT: Yeah, so I, I'll I'll go first. Um, I think with this one in particular, I, I think that it's, this is going to set a major precedent depending on which way this ultimately falls. Um, but for me, I think just in particular in regards to Uniswap, I think it'll be interesting to see how this is ultimately regulated. Um, like you mentioned, it's not necessarily a single entity that is running Uniswap, it's all code that's open source and available online. So that to me creates a really unique aspect as a result of this. It's like you can't really shut down the code 'cause then, you know, a vampire deck will just pop up, whether it's sushi swap or something else. There's a ton of other decentralized exchanges on different protocols out there. So I think this will set a really interesting precedent ultimately, um, whichever way it goes.

LYNCH: Yeah, I would echo the precedent comments. I think this is a new space and there are always new concepts and new coins and new protocols popping up. Um, but no one really knows all the rules of the road yet. So every time there is a case and there are decisions, it just helps guide the path forward.

TALBOTT: Scott?

APPEL: Yeah, I I, Nick Nigo is probably going to chuckle about this a little bit, but, um, I'm, I'm curious as to what your perceptions of the, the downside risk is here and, and take for the, the the, for the record that I'm the guy who teaches about financial crises here at Garden, so, so that, take that for what it's worth, but I ask because I find very few examples historically of very kind of fundamental financial innovations that are then integrated into a system, um, that, that then don't have problems pop up and then potentially endanger the system. Right? A lot of people argue that whether it was two summers ago when, when the crypto summer hit that one of the big saving graces for that is it wasn't institutionalized and thus the price collapsed, but it didn't really break anything in the system. And so we, you know, we, we've heard a pretty rosy story about the potential benefits, but I was curious as to what the potential downsides are.

LYNCH: Yeah, I think there is a lot of maturation that still needs to occur. So like I come from the traditional finance background where I'm probably more square than a lot of the people, um, that are, you know, crypto native and wanna keep it super decentralized. Um, but I would say the events of FTX, et cetera kind of pointed to the need for these traditional finance, um, structures like compliance and risk needs and things like that. Um, so I think that as it continues to evolve, it is going to morph into more of a happy medium between being completely decentralized and having these barriers or, um, guardrails in place. Um, but I think that there were definitely some implications for, uh, traditional finance as a result of the events of the crypto winter. For example, some of the banks that went to those companies had some liquidity issues of their own. Um, we definitely had to find bank partners that were willing to interface with crypto counterparts because they had gotten burned and they were spooked. Um, so I think that there is going to be a continued evolution and maturation as we, um, reach a happy medium of where there is guardrails in place, but we can also be innovative and different.

TALBOTT: I completely agree. And another thing to add is one of the big problems with crypto as a whole is people love leverage for some reason. And I think that as we introduce more capital into digital assets, we may see more of that. And I think that we see a lot of volatility whenever people get liquidated on large events. Um, we also see a lot of volatility as Kristen mentioned around like bad actors. So FTX was one, uh, in November of last year, Binance was another one. They got fined by like $4.3 billion by the us. They're also going through some legal cases in Nigeria as well as in India. So I think that just getting all these bad actors out is another one that could result. Um, we also saw it with some exchanges, I think it was Huobi was another one that just recently had some issues pop up for them. Um, so yeah, I think that just the, the, or not the liquidity, but the volatility, the leverage as well as some of the bad actors in the space could create a crisis event. I mean, but this also happens in traditional finance as well. I mean, if you've heard the story about long-term capital management, if you haven't, definitely go read it. It's a really good one. But yeah, this kind of happens everywhere until you start to iron out all the kinks.

APPEL: And I'll, I'll also add, this goes back to something Nick brought up before, which was stablecoin, uh, legislation going through Congress. I think that's something that people at the Treasury tend to be most concerned about. Um, simply because it's, you know, stablecoins. I don't know what their market cap is today. Something like on the order of $50 billion, um, not really a threat to the financial system. You can imagine a world in which stablecoins become a lot bigger, maybe stablecoins become, you know, go up by 10 x 20 x and become very sizable. Well, they're essentially a money market fund. People think about a stablecoin as being stable, but you can have a run on it, just like you can have a run on a money market. Um, and so I think from a regulatory perspective, that tends to be one of the things that people are really worried about. Um, but of course, and this gets back to the, the conversation of, of regulation more generally. Um, there's certainly consumer protection issues here as well when it comes to, you know, frauds, bad actors like Nick mentioned. Um, any other questions that people wanna bring up or should I keep going in general when it comes, bring this back to the Bitcoin ETF? But I like Scott's question. In fact, I was going to, to end with something along those lines, but I I, I'd like to sort of ask you to put your contrarian hat on when it comes to thinking about the Bitcoin ETF, what's your bearish case for it,

LYNCH: I guess? Uh, one thing I would say is we would strongly prefer to be able to operate these in time. That is the most efficient way to operate commodity trust. And actually leading up to the launch of the spot Bitcoin ETFs, there had never been commodity trust that operated in cash. And so I think that my contrarian moments would be just to point out that while I'm thrilled that we have spot Bitcoin ETFs in market and it has gone very smoothly, I think that issuers have to pat themselves on the back a little bit for making sure that nothing went wrong because we did have to manage them in a way that it's, um, very novel to this, this kind of trust structure.

APPEL: So I, I don't, I, I don't quite follow. Could you help me to understand sort of, I understand the difference between cash settlement versus the in kind. Like is that purely a, a technical detail about how these operate? Or are there sort of like real implications on things like price efficiency or, um, fees associated with transactions? Something like that?

LYNCH: It creates inefficiencies for the institutional counterparts that are interfacing with the fund. So to illustrate, for example, if you had an in kind creation or redemption, your authorized participant who is, who interfaces directly with the trust and the issuer would be able to provide Bitcoin and receive shares or provide shares and receive Bitcoin, which is very straightforward and simple. Uh, in the case of the cash uh configuration, the ETF issuer will have to sell Bitcoin to raise cash in order to transmit cash instead of Bitcoin. And the way that that's done can result in multiple counterparts effectively being extended, um, while that is undergoing completion. And so we see situations where authorized participants may have to provide consideration to the issuer, liquidity providers have to provide consideration, while the Bitcoin trade is being, uh, being completed. And that just results in inefficiencies. It results in the need for borrowing. It results in the need for cash as a placeholder in various parts of this product lifecycle that ultimately do end up making the pricing less compelling for investors, although they probably don't experience that to any significant degree. Um, but I think when these first launched, there was concern that we didn't know how much activity there would be. We didn't know how much liquidity there would be for Bitcoin. And so it was a bit of a stressful time, um, at least in the speed that I was in trying to trade hundreds of millions of dollars in Bitcoin a day. <laugh>

APPEL: Nick?

TALBOTT: Yeah, so for me, I think one of the things that, you know, if I'm really thinking on terms of the most risky part of all of this, um, I think it would come down to just like the amount of Bitcoin that is custodied as a result of these Bitcoin ETFs. It's a substantial amount. And if anything were to ever happen to that, I think it would be a major risk associated with it. But this is the same amount of risk associated with a lot of other assets that are held with custodians, whether it's at Fidelity or other places like that. So it's just something that I keep in mind because of the digital nature as well as the ability to, I would ultimately say like spam and hack people, which I'm sure we've all seen on, on chain or within the blockchain space. That's something that is a, a fear of mine, which is why I'm like so skeptical about like two-factor authentication and all of these other setups that I have. Um, but yeah, I would say that would be something that if anything were to happen substantial within that space, I think it would have a huge unraveling for, for Bitcoin.

APPEL: And that, that raises a good point, which I think would be nice to touch on, which is, which is security. Um, and so this is sort of a, I think a difference a lot of people don't appreciate if you're sort of a retail investor with a Coinbase account, maybe you have, you know, a, a Metawallet or something like that versus a big institution if you're Fidelity or your Grayscale custodying Bitcoin on behalf of other investors. Could you speak to like these security challenges and sort of how they're addressed?

LYNCH: Yeah, go ahead.

TALBOTT: Sure. Um, so yeah, I think you have to have a lot of checks and balances associated with digital assets, um, in particular. So when it comes to security, you have to have the proper wallet infrastructure. You have to have the proper like deep cold storage to cold storage to hot storage, you know, activity as well as checks and balances associated with moving assets from one of those storage types to the next, to the next to the next. And ultimately what that implicates. You also have to have like additional security measures so that way it's not all located in one space. You have to have multiple locations and, um, very limited access to these facilities and things like that. So there's a lot that goes into security and having those operations, you know, run through with a fine tooth comb front to back, back to front as to how they ultimately move from one piece of storage to the next is something that's really important.

Um, and also having a lot of diversification so that way you don't have, you know, everything in one wallet that's in cold storage. You have multiple wallets, you have, you know, where you store those keys and everything. You have proper key storage, you also have leverage different types of technology, whether it's multi-party computation and things like that. Um, so that way you can diversify the keys. But yeah, there's a lot that goes into storage and security. You could spend almost all day talking about the differences, but you ultimately just have to have everything as secure as possible.

APPEL: You, you, you used a term there I wasn't familiar with. What is the difference between cold storage and deep cold storage?

TALBOTT: Yeah, so it's just the level of access to each of these. I think whenever you get to a technical capability like cold versus deep, cold, there's not really much of a difference. It's really just how you ultimately store those private keys that are associated with something in cold storage versus deep cold storage is the difference. So I would say like deep cold storage, think of it as, you know, your vault of a vault, whereas cold storage is a vault. Anything that isn't connected to the internet or has any sort of wifi or Bluetooth capabilities and then you kind of upgrade from there to getting more and more access from a digital perspective.

LYNCH: And to elaborate on some of those security features for Grayscale, we will have nine different employees do a video callback with Coinbase before they'll move any Bitcoin versus me and my Coinbase account. I'm like on my cell phone trying to trade this; there's nowhere near the same level of security. Um, so it, yeah, it's been very eye-opening for me to see all the ways in which, um, crypto is secured and all the different steps that one should take in order to feel good about where your bitcoin or whatever token is stored.

APPEL: So, so like getting back to like the logistics of how this actually works, like at price scale for instance, you mentioned there's nine employees that need to essentially be together in order to move Bitcoin from a wallet, is that right?

LYNCH: So they have to perform video callbacks where they basically demonstrate to Coinbase that they're like literally not being held at gunpoint and they want this transaction to occur. Um, and it's a security feature because at one point in time that was a real risk that someone that had a known Bitcoin holding would be, um, a victim of someone that wanted to get their Bitcoin. And so it's a security feature that Coinbase puts in place to make sure that there is consensus among a number of employees who are not under duress and, and actively want to move Bitcoin to the appropriate wallet.

APPEL: And so I imagine there's also like redundancies in terms of like, you know, I imagine those nine people aren't on the same airplane or something like that.

LYNCH: Yep. That's another requirement.

TALBOTT: It's like that TV show with, um, the designated survivor. I don't know if anyone's seen that show, but it's kind of like that.

LYNCH: Yeah, we use the joke. We can't all take the same bus home.

APPEL: Um, we have a, a couple of minutes left. We end at 45, is that right? Um, is this something, oh, um, any other questions people wanna bring up? So we were talking about security of the network. You know, one of the reasons that uh, the SEC probably approved the Bitcoin ETFs is because it's proven its resilience as a network. Um, it's kind of ironclad security; it hasn't really been able to be hacked. Um, just as a thought experiment, and I heard this on a podcast, what do you, what do you think would happen if the Genesis block Bitcoin's moved if, uh, Satoshi's him or hers identity were revealed? Um, would there be any impact at this point? Is it kind of, were we too far in for that to really be impactful? Um, because a concern could be that, oh, maybe somebody got a control or hacked his wallet or their wallet. Um, so just thinking about how important that is.

LYNCH: I think in terms of the existing products, like the ETFs that have made their way to market, I feel like it would be very difficult for them to walk that back. Um, but if there is some major market event, then certainly there will be a regulatory blowback. Um, hopefully that will never happen. But, um, I think that it may impact the willingness to allow other products to come to market. But one of the big arguments that the SEC made and their biggest concern was really that there would be fraud and manipulation of the price. And so I think that um, if there is a situation where they feel that that is threatened, then maybe we would see some, um, you know, some action from them. But I think that's, that was really the biggest hurdle that we had to get over. And since DME futures are regulated and surveilled, um, they found, ultimately found that to be sufficient in order to police fraud manipulation.

TALBOTT: Yeah, and I think if strictly speaking, if Satoshi's identity was revealed, I don't know how much of an impact that would have to the overall like Bitcoin and the ecosystem other than I think people would be really excited that it's not Craig Wright. So that would be nice. Um, but I just think in terms of price fluctuation and things like that, I doubt even if Satoshi's identity was revealed, he, she, or they would ever, you know, dump all of the Bitcoin that is still stored in their wallet. Um, so I, I don't know, I don't really see that as much of an impact in the grand scheme of things, but I agree with all of Krista's points. It was just to add to it.

APPEL: Do you, do you see the hash power of Bitcoin network being a potential risk? And so we mentioned the miner rewards going down right now, um, it's less profitable to mine – suppose and this we keep having this halving event every four years or whatever it is. Suppose in eight or 12 years from now the price of Bitcoin hasn't changed very much. Suppose it is where it is today. Well then mining is really not profitable for most miners. Um, and you would expect a significant drop in sort of the network security, uh, as measured by the hash power. Would that be a risk to Bitcoin?

LYNCH: I think that what we've heard from the liquidity provider community, who generally works with miners, in some cases they might actually sell the miners output, is that the mining community is also maturing over time and there are strong players who are kind of becoming the ones that will end up, um, lasting as halvings continue to happen and there's less revenue to be made off of that function. Um, so I think that we will see some remain in market who are really strong and have positioned themselves well for these events. Um, and I think that ultimately that will allow for it to still be an efficient network. We might see a reduction in counterparts, we might see more counterparts come to market, but I think the, uh, the network will remain, uh, able to service the demand.

TALBOTT: Yeah, and I also think that if we see, um, miners pull out of the market, the hash rate can go back down to where it does become profitable because you know, if enough miners pull out then the hash rate will come down and then it could reach a new equilibrium that is equivalent to where the current price may sit. But right now I think we're just seeing a lot of demand and like hash power go into securing the network that if it were ever to decrease, I think that we would see just a new equilibrium, which is still extremely secure. I think another thing too is one of the unique things about, you know, the hash rate right now, as well as the money that is going towards Bitcoin miners, is that a significant amount of their money that they're making right now is based off of transaction value. So it's not just the mining value that they're actually receiving. A lot of people are spending a lot in order to get, you know, inscriptions on Bitcoin or buy runes off of Bitcoin or buy ordinals and things like that and they're as a result spending more money to expedite their transaction over others. And so that's something that's also generating a significant amount of revenue for miners, which could be a theme that continues from here into the future as well. So that way their only revenue isn't going to be from securing the network.

APPEL: Fantastic. Um, we are pretty much out of time. Um, Nick or Krista, is there anything, uh, any including thoughts you would like to offer?

LYNCH: I guess I would say that we're always willing and, and enjoy doing education about – sorry, dog making some noise - about Grayscale. if you guys do have any questions, certainly feel free to reach out. Um, if you wanna share my email, feel free to email me. Um, I can talk about Bitcoin ETFs all day, so I welcome any and all questions.

APPEL: I will second that and say that Grayscale has been a good friend to Darden, uh, with representatives at a number of events. Uh, Nick.

TALBOTT: Yeah, just would like to echo that. If anyone has any questions, feel free to reach out. I'm happy to be a resource wherever that I can. Um, and if you're not interested in Bitcoin yet, maybe do some more research, dive in. Darden Digital Assets has a lot of good research resources, so please feel free to, to take a look at and read those.

APPEL: Excellent. Well thank you everyone in person and online for attending. Um, and I believe, uh, there's another event next week.

UNKNOWN: Yeah, to the people attending. We're planning another event, um, crypto focused but more focused on the ETH space. Um, so that's next Tuesday at 1:30PM right? I think 1:30. Denny will be moderating that. Um, but we'll send out details later this week to everyone.

APPEL: Fantastic. Well Nick and Krista, thank you once again. Thanks. Thank you Krista. Thank you so much.

TALBOTT: Bye everyone. Bye.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.